Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

VOLUNTARY ANNOUNCEMENT BUSINESS UPDATE

This announcement is made by Graphex Group Limited (the “Company”, together with its subsidiaries, the “Group”) on a voluntary basis to provide shareholders of the Company (the “Shareholders”) and potential investors of the Company with information on recent business development of the Group.

Reference is made to the announcement of the Company dated 24 October 2025 (the “Announcement”) regarding to the investment of 18% interest in Tronche International New Energy Vehicles Co., Limited (“Tronche”) (the “Investment”). Unless the context requires otherwise, capitalised terms used herein shall have the same meanings as those defined in the Announcement.

As at the date of this announcement, the total issued share capital of Tronche are held by Allied Apex Limited (“Allied Apex”), a wholly owned subsidiary of Company, and the other two individual shareholders namely Yan Bo and Wang Sheng, as to 18%, 61% and 21% respectively. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, both Yan Bo and Wang Sheng are Independent Third Parties.

Set out below is the shareholding structure of Tronche and its subsidiary, 徐州哈馳摩托車科技有限責任公司 (Xuzhou Hachi Motor Car Technologies Limited*) (“Hachi”) (collectively with Tronche, the “Tronche Group”), as at the date of this announcement:

The Board wishes to inform the Shareholders and potential investors of the Company that on 3 February 2026, Allied Apex has entered into a sale and purchase agreement (the “Agreement”) with Yan Bo, one of the shareholders of Tronche, that Allied Apex will acquire 40% of the issued share capital of Tronche from Yan Bo for a consideration of HK$1,500,000 in cash (the “Acquisition”). Completion of the Acquisition (the “Completion”) will take place within 14 days from the date of the Agreement and upon Completion Tronche will be owned by Allied Apex, Yan Bo and Wang Sheng as to 58%, 21% and 21% respectively. Upon Completion, Tronche will become an indirect non wholly-owned subsidiary of the Company, and accordingly Tronche Group will be consolidated into the Group’s financial statements.

Set out below is the shareholding structure of Tronche Group immediately after Completion:

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, as at the date of this announcement, both Yidou and Talang are Independent Third Parties. As disclosed in the Announcement, Hachi will operate a 60,000 m² production plant in Xuzhou (the “Plant”), which is leased from the government, for production of short-range electric vehicles including 2-wheelers, 3-wheelers, and 4-wheelers. The design capacity of the Plant is 100,000 electric vehicles and 50,000 set spare parts. The Board also wishes to update the Shareholders and potential investors of the Company that, as at the date of this announcement, Tronche has already funded USD500,000 to Hachi as paid-up capital and the Plant has commenced in pilot production.

The Board believes that the investment in Tronche constitutes a strategic and favourable opportunity for the Company to establish a presence in the high-growth electric vehicle sector and the related downstream battery industry. The Board is of the view that the Agreement and the consideration of the Acquisition was on normal commercial terms after arm’s length negotiation between the Company and Yan Bo, and by increasing the shareholding in the Tronche Group after the Acquisition the Group can strengthen its position in the electric vehicle market, and thus the entering into of the Agreement is in the interests of the Company and the Shareholders as a whole.

As the highest applicable percentage ratio of the Acquisition on a standalone basis and upon aggregation with the Investment is less than 5%, it does not constitute a notifiable transaction of the Company under Chapter 14 of the Listing Rules. The Company publishes this voluntary announcement in order to update the Shareholders about the Group’s business development.

By Order of the Board
Graphex Group Limited Lau Hing Tat
Patrick
Chairman

Hong Kong, 3 February 2026

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Mr. Wang Yuncai and Mr. Liu Kwong Sang.

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